SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: May 2004

Commission File Number: 000-1119985

Hydrogenics Corporation
(Exact name of registrant as specified in charter)

N/A
(Translation of registrant’s name into English)

Canada
(Jurisdiction of organization)

5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8
(Address of principal executive offices)

Registrant’s telephone number: (905) 361-3660

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

6-K ITEMS

            1. Attached hereto as Exhibits (1) through (6) are the following materials sent to shareholders of the Registrant in connection with the Registrant’s Annual Meeting of Shareholders, scheduled to be held on May 27, 2004:

(1)	Invitation to Shareholders.

(2)	Annual Report 2003.

(3)	Notice of Annual Meeting of Shareholders.

(4)	Proxy Circular.

(5)	Form of Proxy for the Annual Meeting of Shareholders to be Held on May 27, 2004.

           2.  Attached hereto as Exhibit (6) is the First Quarter Report to Shareholders sent to Shareholders of the Registrant.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION BY: /s/ Jonathan Lundy —————————————— Jonathan Lundy Vice President, General Counsel and Corporate Secretary

Dated: May 20, 2004

EXHIBIT INDEX

(1)	Invitation to Shareholders.

(2)	Annual Report 2003.

(3)	Notice of Annual Meeting of Shareholders.

(4)	Proxy Circular.

(5)	Form of Proxy for the Annual Meeting of Shareholders to be Held on May 27, 2004.

(6)	First Quarter Report to Shareholders sent to Shareholders of the Registrant.